

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2015

Via Email
Michael S. Chae
Chief Financial Officer
The Blackstone Group
345 Park Ave
New York, NY 10154

  Re: PJT Partners Inc.
     Amendment No. 3 to Exchange Act Registration Statement on Form 10
     Filed August 12, 2015
     File No. 001-36869

Dear Mr. Chae:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Organizational Structure Following the Spin-Off, page 9

1. Please clarify your disclosure regarding the voting power of holders of your Class B common stock as it relates to vested and unvested partnership interests of PJT Partners Holdings LP on pages 9-10.

Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, page 64

2. We note your disclosure regarding the relative rights of Participating LTIP Units and Earn Out Units with respect to distributions. Please revise this section to provide a straightforward description of the different types of LTIP Units that you will be eligible to issue (and that you plan to issue) under the Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, as well as a description of the eligible recipients of those units, so that investors may more readily understand your disclosures regarding these units elsewhere throughout the information statement.

Management's Discussion and Analysis, page 86

Combined Results of Operations, page 91

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014, page 91

3.   Advisory fees decreased by over $24 million or 19% from the six months ended June 30, 2014 to the six months ended June 30, 2015. You disclose that the number of clients served during those respective periods decreased from 98 to 86 or 12%; however it is unclear from your disclosure why the number of clients served declined. You also disclose on page 33 that both the number of partners and professionals has decreased significantly from 38 and 254, respectively, at June 30, 2014 and 39 and 262, respectively, at December 31, 2014 to 31 and 235, respectively as of June 30, 2015.

- For purposes of providing greater transparency into the revenue trends you are experiencing, please revise to clearly identify the underlying factors that caused the fluctuations in your advisory fees and placement fees between the periods presented, including the drivers of changes in the number of clients served.
- In particular, clearly address the significant decrease in advisory fee revenues earned and clients served during the six months ended June 30, 2015 compared to the recent prior periods in which you experienced steadily increasing advisory fees.
- Identify the extent to which the decrease in advisory fees is linked to your reduction in partners and professionals, including the reasons for the changes in staffing levels, clarifying the relation of these trends to your disclosures on page 133 regarding your Employee Matters Agreement.
- Discuss your expectations that such trends will continue in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel